UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ___________

Commission file number: 0-23433

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Wayne Savings 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Wayne Savings Bancshares, Inc.

151 North Market Street

Wooster, Ohio 44691

Wayne Savings 401(k) Retirement Plan

Report of Independent Registered Public Accounting Firm

To the Administrative Committee

Wayne Savings 401(k) Retirement Plan

Wooster, Ohio

We have audited the accompanying statement of net assets available for benefits of the Wayne Savings 401(k) Retirement Plan (the “Plan”) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plans’ financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Cleveland, Ohio

June 25, 2015

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee

Wayne Savings 401(k) Retirement Plan

Wooster, Ohio

We have audited the accompanying statement of net assets available for benefits for the Wayne Savings 401(k) Retirement Plan as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Wayne Savings 401(k) Retirement Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming and opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SS&G, INC.

June 24, 2014

Cleveland, Ohio

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Wayne Savings 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

Assets

	2014	2013

Investments, At Fair Value	$5,116,426	$4,371,665

Receivables
Notes receivable from participants	98,793	122,770
Employee contribution	––	10,529
Employer contribution	559	5,757
Accrued interest and dividends	—	576
Net Assets Available for Benefits	$5,215,778	$4,511,297

The Accompanying Notes are an Integral Part of These Statements	5

Wayne Savings 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Investment (loss) income
Net appreciation (depreciation) in fair value of investments	$334,939	$648,774
Interest	2	60
Dividends	143,950	176,936

Net investment (loss) income	478,891	825,770

Interest Income from Participant Loans	4,771	4,598

Contributions
Employer	161,389	146,856
Participants	267,440	249,450
Rollovers	4,362	4,320

	433,191	400,626

Total	916,853	1,230,994

Deductions
Benefits paid directly to participants	198,603	685,536
Administrative expenses	13,769	17,131

Total	212,372	702,667

Net Increase	704,481	528,327

Net Assets Available for Benefits, Beginning of Year	4,511,297	3,982,970

Net Assets Available for Benefits, End of Year	$5,215,778	$4,511,297

The Accompanying Notes are an Integral Part of These Statements	6

Wayne Savings 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2014 and 2013

Note 1:	Description of the Plan

The following description of Wayne Savings 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan sponsored by Wayne Savings Community Bank (Company) for the benefit of its employees who are age 21 or older. Employees begin receiving the Company match after one year of employment and 1,000 or more employment hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Huntington National Bank was the trustee and custodian of the Plan for 2013. Beginning in 2014, Pentegra was the trustee and custodian of the Plan.

Contributions

The Plan permits eligible employees through a salary deferral election to have the Company make annual contributions of up to 50% of eligible compensation, as defined in the plan, subject to an overall $17,500 limitation for both 2014 and 2013. Eligible participants who are 50 or older are also able to make catch-up contributions, subject to an overall $5,500 limitation for both 2014 and 2013. The Company makes matching contributions of 100% of employees’ salary deferral amounts up to 4% and 50% of the next 2% of the employees’ compensation. Company profit-sharing contributions are discretionary as determined by the Company’s Board of Directors. Contributions are subject to certain limitations. There are no forfeitures as the employer contributions vest immediately.

Participant Investment Account Options

Investment account options available include various funds. Each participant has the option of directing his or her contributions into any of the separate investment accounts and may change the allocation daily.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s contribution and plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in both their voluntary contributions plus earnings thereon and the Company’s contribution portion of their accounts plus earnings thereon.

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Table of Contents Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2014 and 2013

Payment of Benefits

Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his or her account. At December 31, 2014 and 2013, no plan assets were allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Loans are made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan shall be $1,000. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on the prime rate plus 1%.

Notes receivable from participants are reported at amortized principal balance. After a note receivable is 90 days delinquent, the loan is treated as a deemed distribution and the borrower will receive a 1099-R.

Plan Termination

Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 2:	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

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Table of Contents Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2014 and 2013

Valuation of Investments and Income Recognition

Quoted market prices, if available, are used to value investments. Common stocks are valued at closing price reported on the active market on which the individual securities are traded. Mutual funds are valued as reported on the active market in which the mutual funds are traded.

The Plan invests in a benefit responsive guaranteed investment fund (GIF) with Prudential Retirement Insurance and Annuity Company recorded at contract value. Contract value is deemed to be fair value of the benefit responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents deposits made to the contact, plus earnings at guaranteed crediting rates, less participant withdrawals and fees. A 90-day notice is required in order for the Plan to liquidate this investment.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Plan Tax Status

The Plan operates under a standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust. This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt. The Plan has been amended since receiving the determination letter. However, the plan Administrator believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and believes that as of December 31, 2014 and 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.

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Table of Contents Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2014 and 2013

Note 3:	Investments

The Plan’s investments are held by a bank-administered trust fund. The Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

	2014
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$259,373	$4,442,387
Guaranteed income fund	2,901	158,273
Wayne Savings Bancshares, Inc. Common Stock	72,665	515,766

	$334,939	$5,116,426

	2013
	Net Appreciation in Fair Value During Year	Fair Value at End of Year

Mutual funds	$580,614	$3,954,974
Wayne Savings Bancshares, Inc. Common Stock	68,160	416,691

	$648,774	$4,371,665

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Table of Contents Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2014 and 2013

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows at December 31:

	2014		2013
American Century Growth Fund – Class I	$	**	$651,246
Wayne Savings Bancshares, Inc. Common Stock		515,766	416,691
American Century Heritage Fund – Institutional Class		**	399,281
Vanguard 500 Index Admiral		400,164	**
Vanguard Mid Cap Index ADM		509,497	**
Vanguard Target Retirement 2025 Fund		365,396	280,878
Vanguard Target Retirement 2035 Fund		473,961	427,687
T. Rowe Price Blue Chip Growth		766,143	**
Vanguard 500 Index Fund – Signal Shares		**	337,829

**Investment represents less than 5% of the plans net assets at specified date

Note 4: Disclosures about Fair Value of Financial Instruments

Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This topic also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy and include mutual funds, interest-bearing cash and Wayne Savings Bancshares, Inc. Common Stock. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. In certain cases where Level 1 or Level 2 inputs are not available, investments are classified within Level 3 of the hierarchy.

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Table of Contents Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2014 and 2013

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets measured at fair value on a recurring basis and the level within the ASC 820-10 fair value hierarchy in which the fair value measurements fall at December 31, 2014 and 2013:

2014		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds	$25,331	$25,331	$—	$—
Guaranteed income fund	158,273	—	158,273
Fixed Income Mutual Funds	165,546	165,546	—	—
Equity Mutual Funds	4,251,510	4,251,510	—	—
Wayne Savings Bancshares, Inc. Common Stock	515,766	515,766	—	—
	$5,116,426	$4,958,153	$158,273	$—

2013		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Money Market Funds and interest-bearing cash	$75,030	$75,030	$—	$—
Fixed Income Mutual Funds	226,418	226,418	—	—
Equity Mutual Funds	3,653,526	3,653,526	—	—
Wayne Savings Bancshares, Inc. Common Stock	416,691	416,691	—	—
	$4,371,665	$4,371,665	$—	$—

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Table of Contents Wayne Savings 401(k) Retirement Plan Notes to Financial Statements December 31, 2014 and 2013
Note 5:	Party-in-Interest Transactions

Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.

The Plan invests in certain funds of the Plan trustee and common stock of the Plan Sponsor. The Plan paid $9,600 of recordkeeping fees to Huntington National Bank during 2013. The Company paid $5,910 of recordkeeping fees to Pentegra in 2014 and provides certain other administrative services at no cost to the Plan.

Note 6:	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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Supplemental Schedule

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Wayne Savings 401(k) Retirement Plan
Form 5500 E.I.N. 34-0606020 Plan No. 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of Issuer (a)(b)	Description of Investment (c)	Current Value (e)

Mutual funds
American Beacon Large Cap Value Inst	6,157 shares	$179,289
American Funds Europacific GR R6	3,487 shares	164,206
MFS Massachussets Investors TR R5	8,910 shares	251,073
T. Rowe Price Blue Chip Growth	11,389 shares	766,143
Vanguard Balanced Index Adm Fund	5,180 shares	153,754
Vanguard Target Retirement Income Fund	62 shares	794
Vanguard Small-Cap Index Adm	4,338 shares	242,363
Vanguard Mid-Cap Index Adm	3,331 shares	509,497
Vanguard 500 Index Adm	2,107 shares	400,164
Vanguard Target Retirement 2015 Fund	16,572 shares	253,380
Vanguard Target Retirement 2020 Fund	3,748 shares	106,676
Vanguard Target Retirement 2025 Fund	22,105 shares	365,396
Vanguard Target Retirement 2030 Fund	6,681 shares	194,012
Vanguard Target Retirement 2035 Fund	26,567 shares	473,961
Vanguard Target Retirement 2040 Fund	220 shares	6,561
Vanguard Target Retirement 2045 Fund	3,353 shares	62,538
Vanguard Target Retirement 2050 Fund	2,956 shares	87,552
Vanguard Target Retirement 2055 Fund	998 shares	31,917
Vanguard Target Retirement 2060 Fund	107 shares	3,028
Dodge & Cox Income	4,493 shares	61,909
Franklin High Income Adv	51,941 shares	102,843
Guaranteed income fund
Prudential Wayne Scb Var Annuity	6,214 shares	158,273
Common stocks
*Wayne Savings Bancshares, Inc.	38,490 shares	515,766

Money market funds
Federated Gov’t Obligations Institutional	25,331 shares	25,331

*Participant loans	4.25%	98,793

		$5,215,219

*Party-in-interest (as defined by ERISA)

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WAYNE SAVINGS 401(k) RETIREMENT PLAN

June 25, 2015	By:	/s/ Myron Swartzentruber
SVP, Chief Financial Officer
Plan Administrator

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